Exhibit 8.1

Date: 22 May 2026

NEUCLEUS GROUP LIMITED

89 Nexus Way, Camana Bay,

Grand Cayman,

KY1-9009,

Cayman Islands

Attention: Board of Directors

Dear Sirs,

RE: LEGAL OPINION ON CERTAIN MALAYSIAN LAW MATTERS IN CONNECTION WITH THE PROPOSED LISTING OF NEUCLEUS GROUP LIMITED (THE “COMPANY”) ON THE NASDAQ CAPITAL MARKET (“NASDAQ”) (“PROPOSED LISTING”)

MANAGING PARTNER

Teh Meng Teck

PARTNERS

Bong Lep Siong

Chok Zhin Theng

Chong Yeong Yoong

Dianne Ng Shea Li

Henry Tan Hup Yiak

Ho Yu Jing

Joycelyn Teoh Hooi Cheng

Nasema Jalaludheen

Pang Kong Leng

Peter Justin Skelchy

Puteri Shehnaz Majid

S Sivaneindiren

Sasha Ravindran

Teh Eng Lay

Wong Sze Si

CONSULTANTS

Cheah Cheng Hoc

Jayne Koe

1.	INTRODUCTION

1.1	We act as the Malaysian legal counsel to the Company, a company incorporated under the laws of the Cayman Islands, in connection with the Proposed Listing as set forth in the Company’s registration statement on Form F-1, including all amendments or supplements thereto (the “Registration Statement”), filed by the Company with the U.S. Securities and Exchange Commission (“SEC”).	Notary Public Trademark Agent

1.2	In connection with the Proposed Listing, we have been requested to provide this opinion in relation to the Company’s subsidiary, Dami Strategies Sdn Bhd (Registration No. 202201010119 (1455816-T)) (“DSSB”) which was duly incorporated in Malaysia under the Companies Act 2016 (“CA 2016”).	ADDRESS L-3-1, No. 2, Jalan Solaris Solaris Mont’ Kiara 50480 Kuala Lumpur Malaysia

2.	SCOPE OF OPINION

2.1	This opinion is given with respect to the laws of Malaysia in effect as of the date of this opinion and as currently applied by the courts of Malaysia and is given on the basis that our opinion will be governed by and construed in accordance with those laws, we undertake no responsibility to inform you of any change in the laws of Malaysia or of any facts we become aware of after the date of this legal opinion.	CONTACT T +603 - 6203 6918 F +603 - 6203 6928 cts@ctslawyers.com.my www.ctslawyers.com.my OFFICE HOURS 9am – 5pm Mondays to Fridays

Save as expressly provided in this opinion, we do not express any views as to matters of taxation or tax consequences of any transactions contemplated by the Proposed Listing. This opinion is strictly limited to the matters stated in paragraph 4 and does not extend to any other matters. It is intended to be used solely in the context specifically referred to herein.

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3.	SCOPE OF ENQUIRY

3.1	For the purpose of this opinion, we have examined, amongst others, the following documents:

(a)	Companies Commission of Malaysia (“CCM”) search conducted on DSSB on 21 May 2026, winding up search conducted on DSSB with the Malaysian Department of Insolvency (“MDI”) on 21 May 2026, bankruptcy searches conducted on the directors of DSSB with the MDI on 21 May 2026, and private database searches (known as CTOS searches) conducted on DSSB and the directors of DSSB on 21 May 2026;

(b)	Application for registration of a company pursuant to section 14 of CA 2016;

(c)	Certificate of incorporation of private company dated 18 March 2022;

(d)	Annual return dated 18 March 2026;

(e)	Certificate of incorporation on change of name of company pursuant to section 28 of CA 2016 dated 26 February 2024;

(f)	Return of allotment of shares pursuant to section 78 of CA 2016;

(g)	Register of members;

(h)	Register of secretaries;

(i)	Register of directors;

(j)	Register of transfers;

(k)	Forms of transfer of securities pursuant to section 105 of CA 2016;

(l)	Minutes of general meeting, members’ resolutions and directors’ resolutions of DSSB for the past 2 financial years i.e. 30 June 2024 and 30 June 2025 (“Review Period”) and up to 21 May 2026, being the latest practicable date (“LPD”) prior to the issuance of this opinion;

(m)	Business license issued by the Kuala Lumpur City Hall dated 13 June 2025;

(n)	Tenancy agreement entered into between Ong Care Scan Sdn Bhd (as landlord) and DSSB (as tenant) dated 3 December 2024;

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(o)	Intellectual property searches conducted on the website of the Intellectual Property Corporation of Malaysia (“MyIPO”) and World Intellectual Property Organization (“WIPO”) dated 21 May 2026;

(p)	Deed of assignment entered into between Neucleus Decoding Sdn Bhd and DSSB dated 4 April 2024; and

(q)	Template employment contract.

4.	OPINION

4.1	Based on our scope of enquiry, our role in connection with the Proposed Listing, our review of the documents provided by DSSB as referred to in paragraph 3 and subject to the assumptions in Appendix 1 and the qualifications in Appendix 2, we are of the following opinion:

(a)	Due incorporation and capacity

DSSB has been duly incorporated and validly existing under the CA 2016 and is legally and beneficially owned by its shareholder, the Company, as at the date of this opinion. Based on the confirmation given by the management representatives and/or personnel of DSSB (the “Management”), all the issued and fully paid-up shares of DSSB are free and clear from all or any liens, claims, trust, mortgage, charge (whether fixed or floating), assignment over receivables, power of sale, hypothecation, pledge, lien, option, right of pre-emption, right of retention of title, third party right or interest or any other form of security interest or any obligation (including any conditional obligation) to create any of the same and where applicable, any caveat, prohibitory order or other restraints.

(b)	Material agreements and contracts

To the best of our knowledge and based on the information and documents made available to us by DSSB, we are not aware nor have been informed by the Management of any material contracts (being contracts which are not within the ordinary course of business) which were entered into by DSSB during the Review Period and up to the LPD.

(c)	Licenses, certificates and permits

To the best of our knowledge and the confirmation given by the Management, DSSB has obtained all the material licenses, certificates or permits for the operation of its business that are materially required for DSSB’s business and all of them are currently valid and remain in full force and effect and have not expired, been varied or revoked.

(d)	Winding up and bankruptcy

Based on the winding up search conducted with the MDI and the result of CTOS search of DSSB, no order has been made and no step has been or is being taken and no petition or the like is outstanding or has been made for appointment of an administrator, a judicial manager, a receiver or a liquidator or similar person to, or for the winding-up of DSSB, as of the date of the search results.

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The directors of DSSB are not adjudged bankrupt pursuant to the bankruptcy searches conducted with the MDI and the result of CTOS searches.

(e)	Litigation

To the best of our knowledge, CTOS search and based on the confirmation given by the Management and our review of the minutes of general meetings, members’ resolutions and directors’ resolutions for the Review Period and up to the LPD, DSSB is not involved in any material litigation, arbitration, mediation, industrial dispute, government investigation or administrative punishment (whether as plaintiff, defendant, third party or otherwise) or is pending or threatened by or against DSSB.

(f)	Real property

To the best of our knowledge and based on the information and documents made available to us by DSSB, DSSB does not own any real property as at the LPD.

DSSB has entered into a tenancy agreement with Ong Care Scan Sdn Bhd on 3 December 2024 for the premises located at Unit 2-10, Level 2, Wisma Life Care, No.5, Jalan Kerinchi, Bangsar South, 59200 Kuala Lumpur, Wilayah Persekutuan Kuala Lumpur, Malaysia. The said tenancy agreement has been stamped with requisite ad valorem stamp duty as prescribed under the Stamp Act 1949 and is legally binding, valid and enforceable under the applicable Malaysian laws.

(g)	Intellectual property

To the best of our knowledge and based on the confirmation given by the Management and our review of the intellectual property search conducted on the website of the MyIPO, WIPO and https://whois.com, as at the LPD, DSSB does not own any intellectual property rights save and except for the “NEUCLEUS TALENT HEALTH NUTRITION” trademark (Application No. TM2022009667) with expiry date of 15 April 2032, which has been assigned by Neucleus Decoding Sdn Bhd to DSSB pursuant to the deed of assignment entered into between Neucleus Decoding Sdn Bhd and DSSB dated 4 April 2024, and owns a domain neucleuseducation.com.

To the best of our knowledge and based on the confirmation given by the Management, DSSB had not been subject to any material dispute or claims for infringement upon third parties’ trademarks, licenses and other intellectual property rights.

(h)	Employment

Based on our review of DSSB’s template employment contract provided by the Management, the terms and conditions therein are in compliance with the Employment Act 1955. Further, DSSB is in compliance with the Minimum Wages Order 2024, which came into operation on 1 February 2025, pursuant to which the minimum wage payable to employees is RM1,700.00. As at the LPD, we are not aware of any on-going or existing industrial disputes between DSSB and its employees.

(i)	Insurance

To the best of our knowledge and based on the confirmation given by the Management, DSSB has not procured any insurance as at the LPD.

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(j)	Registration Statement

The statements set out in the Registration Statement under “Enforcement of Civil Liabilities”, “Regulations”, “Risk Factors,” “Our Corporate Structure and History,” “Business,” “Management,” “Exchange Controls and Limitations Affecting Shareholders” and “Taxation” (insofar as such statements constitute summaries of material Malaysian legal matters applicable to DSSB) are true and accurate in all material respects, and fairly present and summarize in all material respects the Malaysian laws referred to therein, and nothing has been omitted from such statements which would make the same misleading in any material respect.

5.	BENEFIT

5.1	This opinion is addressed to the persons named above solely for their benefit in connection with the filing of the Registration Statement with the SEC. This opinion shall not, without our prior written consent, be:

(a)	relied upon by any other person;

(b)	disclosed to any person, except to the advisers to the Company in relation to the Proposed Listing on the basis that it is disclosed without any liability on our part and that they will make no further disclosure (other than disclosure to the SEC, governmental or regulatory authorities or in the Registration Statement);

(c)	filed with a government or agency (except for Nasdaq and the SEC) or quoted or referred to in a public document (except in the Registration Statement and in any replies to queries from Nasdaq and SEC in connection with the Proposed Listing) or unless it relates to any legal proceeding in connection with this opinion; or

(d)	used for any purpose other than those stated in this opinion.

5.2	We consent to the use of this opinion in, and the filing hereof as an exhibit to, the Registration Statement, and to the references to our name in such Registration Statement. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended, or the regulations promulgated thereunder.

5.3	This opinion is given only in respect of the laws of Malaysia which are in force on the date of this opinion and this opinion is to be governed by and interpreted in accordance with such laws.

Thank you.

Yours faithfully

CHEAH TEH SU

/s/ Henry Tan Hup Yiak

HENRY TAN HUP YIAK

Partner

Email: henrytan@ctslawyers.com.my

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Appendix 1 – Assumptions

For the purposes of this opinion, we have made the following assumptions:

1.	The information conveyed to us by the Management includes all the relevant information within their knowledge concerning the investigations which are the subject matter of this opinion and such information was true and accurate in all material respects.

2.	Except where our enquiries or where we are aware of information which have given rise to contrary beliefs, that the statements (written or otherwise) made by the Management and representations or oral information provided by them and responses to the questions put to them by us have been true and accurate in all material respects and have contained no material omission.

3.	All opinions and views expressed by the Management are honestly held by them and that all such opinions and views expressed to us were when made and continue to be based on reasonable assumptions, and all statements of fact by any of the Management were when made and continue to be true, accurate, correct and not misleading in any way.

4.	All signatures, stamps and seals on all documents submitted to us (if any) are genuine and were made or done in a manner recognised by law as valid signatures of or affixing of the seal to (as applicable) the documents and all signatures which purport to have been attested were made in the presence of the relevant witness.

5.	All corporate records or documents forwarded or made available to us as originals are authentic, accurate and complete and all documents submitted to us as copies, whether or not certified by any person, are true, complete and up-to-date and conform to the originals.

6.	Each counter party to the documents entered into by DSSB:

(i)	is validly existing under the laws of the jurisdiction under which it is incorporated and has the corporate power to enter into and perform all of its obligations under the documents to which it is a party;

(ii)	has taken all necessary action to authorise the execution, delivery and performance by it of the documents to which it is a party in accordance with its terms; and

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(iii)	has authorised, executed and delivered the documents to which it is a party, and under all relevant law (other than Malaysian law), the documents to which it is a party constitute a legal valid and binding obligations on such party enforceable against them in accordance with their terms.

7.	Each party (other than a natural person) to the documents is duly incorporated or established and validly existing under the laws of its jurisdiction of incorporation, and has the requisite corporate capacity, power and authority to enter into, exercise its rights under, and perform its obligations under the documents to which it is a party. Each such party has duly authorised, executed and delivered the documents to which it is a party in accordance with all applicable laws.

8.	Except to the extent disclosed in the searches conducted by us, the information revealed in searches of public records and registers maintained by the relevant governmental departments or authorities is accurate, complete and up to date.

9.	Each of the documents, upon execution, constitutes the legal, valid, binding and enforceable obligations of each party thereto, in each case under all applicable laws (other than the laws of Malaysia). Insofar as the laws of any jurisdiction (other than Malaysia) may be relevant to the obligations or rights of any party under any of the documents or any of the transactions contemplated thereby, such laws and regulations do not prohibit, and are not inconsistent with, the execution and delivery of the documents and the entering into and performance of any such obligations, rights and transactions.

10.	Each document or record submitted to us remains unamended, in full force and effect, and has not been varied, cancelled or superseded by any other document, agreement or arrangement of which we are unaware. The documents accurately set out the mutual understanding of the parties thereto and contain all information material for the purposes of this opinion. We are not aware of any other agreement, undertaking, representation, warranty (whether oral or written), or other arrangement (whether legally binding or not) between any of the parties to the documents which would modify, supersede, or be inconsistent with the terms of the documents, or which may render any information contained therein inaccurate, incomplete, or misleading, or otherwise affect the conclusions expressed in this opinion.

11.	All consents, licenses, approvals, authorisations, notices, filings and registrations which are necessary under any applicable laws are in order to permit the execution, delivery and performance of the documents or to protect, perfect or preserve any of the interest created by the documents, have been made or obtained or will be made and obtained within the period permitted or required by such laws or regulations.

12.	None of the parties to any of the documents is controlled by or otherwise connected with a person or is itself resident in, incorporated in, or constituted under the laws of or exercising public functions in a country which is the subject of United Nations or other sanctions implemented or effective in Malaysia or is otherwise the target of any such sanctions.

13.	There are no other facts or circumstances (and no documents, agreements, instruments or correspondence) which are not apparent from the face of the documents or which have not been disclosed to us which may affect the validity or enforceability of the documents or any obligation in them or otherwise affect the conclusions stated in this opinion.

14.	To the extent that the result of company and other searches referred to in this opinion are unavailable, we have assumed that no resolution has been passed for the voluntary winding-up of DSSB, no petition has been presented and no order has been made by any court for the winding-up, dissolution or administration of DSSB, and that no receiver, trustee, administrator, administrative receiver or similar officer has been appointed in relation to DSSB or any of its assets or revenues. We have further assumed that the information disclosed in such searches was correct and complete as at the time of the searches and remains correct and complete as at the date of this opinion.

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Appendix 2 – Qualifications

For the purposes of the opinion, we are subject to the qualifications set out below:

1.	This opinion is given on the basis of our understanding of the laws of Malaysia as at the date hereof. To the extent that any matter is not expressly provided for under Malaysian law, the interpretation, application, and enforcement of such laws are subject to the discretion of the relevant legislative, administrative, and judicial authorities in Malaysia. Accordingly, there can be no assurance that such authorities would not adopt a position contrary to the views expressed in this opinion.

2.	The scope of our due diligence review is limited to legal matters under the laws of Malaysia. We express no opinion on any non-legal regulations or standards such as but not limited to any technical, scientific, actuarial, financial, and statistical or accounting matters, or any matters of fact.

3.	We express no opinion on the laws or regulations of any jurisdiction other than Malaysia. In respect of the Registration Statement, we have assumed due compliance with all matters concerning the laws of all jurisdictions other than Malaysia.

4.	We have relied on searches conducted at the CCM, the CTOS database, and the MDI. While we have exercised due care in conducting and reviewing such searches, the information obtained from such records may not be accurate, complete, or up to date. We do not accept any liability for any errors or omissions in the results of such searches.

5.	We express no opinion as to whether a foreign court (applying its own conflict of laws rules) will act in accordance with the parties’ agreement as to dispute resolution mechanism and/or choice of law.

6.	We express no opinion as to the ability of any party to perform its obligations under any contractual agreement. We further express no opinion as to the laws or regulatory requirements of any jurisdiction other than Malaysia, including with respect to the execution, delivery, or enforcement of such agreements.

7.	We express no opinion as to the legality, validity, or enforceability of any obligations under any agreement to the extent that such obligations are to be performed in any jurisdiction other than Malaysia. The enforceability of such obligations may be subject to, and limited by, the laws of such jurisdiction, including where performance would be illegal or contrary to public policy under the laws of that jurisdiction.

8.	Any provision purporting to require a party to indemnify another person in respect of the costs or expenses of proceedings in the courts of Malaysia is subject to the discretion of such courts as to whether, and to what extent, such costs and expenses may be recoverable.

9.	This opinion is limited to the matters expressly set forth herein. We express no opinion on any other matters, including the commercial terms of any agreement or the adequacy or fairness of such terms as between the parties.

10.	We have not considered, and express no opinion as to, the compliance of the entry into, performance, or enforcement of the documents with any applicable anti-trust, competition, or similar laws in any jurisdiction other than Malaysia.

11.	We express no opinion as to matters of fact except as expressly opined upon herein. In respect of any facts material to this opinion, we have relied, to the extent we consider appropriate, on representations, confirmations, certificates, and other statements provided by Management. We have not undertaken any independent investigation to verify the existence or absence of such facts, and no inference should be drawn as to our knowledge of such facts by reason of our acting as counsel in connection with this opinion.

12.	This opinion is based solely on the documents and information provided to us, and save to the extent that any inaccuracy, inadequacy, or omission therein is or ought reasonably to have been apparent to us in the course of our professional review, we express no opinion as to the accuracy or completeness thereof and assume no responsibility for any such inaccuracy, inadequacy, or omission in such documents or information.

13.	If any person for whose benefit this opinion is given is actually aware of, or believes there to be, any false or misleading statement or any omission of information requested to be provided to us in connection with the work performed by us in rendering this opinion, such person may not rely on this opinion in relation to such statement or omission and should seek independent legal advice on the relevant matter.

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